December 5, 2008	Brian A. Johnson

VIA EDGAR SUBMISSION	+ 1 212 937 7206 (t) + 1 212 230 8888 (f) brian.johnson@wilmerhale.com
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Michael Rosenthall, Esq.

Re:	Emergent BioSolutions Inc. Registration Statement on Form S-3 File No. 333-155311
Ladies and Gentlemen:
On behalf of Emergent BioSolutions Inc. (the “Company”), submitted herewith for filing is Amendment No. 1 (“Amendment No. 1”) to the Registration Statement referenced above (the “Registration Statement”).
Amendment No. 1 is being filed in response to comments contained in the letter dated December 1, 2008 from Jeffrey Riedler of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Fuad El-Hibri, the Company’s Chief Executive Officer. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the numbering of the comments and the headings used in the Staff’s letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 1.
On behalf of the Company, we advise you as follows:
General
1.	We note that your registration statement does not disclose details of the private placement transaction(s) in which the shares you now seek to register were initially sold. Please revise the disclosure in your Form S-3 to include a complete description of those private placement transaction(s).
Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 19 of Amendment No. 1.
2.	We note the selling shareholders are the beneficial owners of approximately 47% of the company’s outstanding shares of common stock. Given the beneficial ownership of the selling shareholders and the fact that the selling shareholders are affiliates of the
Wilmer Cutler Pickering Hale and Dorr llp, 399 Park Avenue, New York, New York 10022
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Securities and Exchange Commission
December 5, 2008

company, it appears that the transaction may be considered to be a primary offering. Please tell us your basis for determining the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). See Telephone Interpretations Manual Interpretation D.29. Please include in this analysis your basis for determining that each affiliated selling shareholder is not an underwriter. Please provide a separate analysis for each affiliated selling shareholder.
Response:	For the reasons set forth below, the Company respectfully submits that none of the selling stockholders is an underwriter and, accordingly, that the sale of shares of common stock by the selling stockholders is appropriately characterized as a secondary offering eligible to be made pursuant to Rule 415(a)(1)(i) under the Securities Act of 1933, as amended (the “Securities Act”).

Legal Background

Rule 415(a)(1)(i) permits the registration of an offering on a continuous or delayed basis in the future if a registration statement pertains to “securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.” Interpretation D.29 from the Staff’s Manual of Publicly Available Telephone Interpretations provides a framework for analyzing “whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of the issuer.” Interpretation D.29 states, in relevant part, as follows:

“The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

Analysis

The following is a discussion of each of the factors referenced in Interpretation D.29, which, on balance, support the Company’s view that none of the selling stockholders is an underwriter.
•	Holding Period. The selling stockholders have held shares of common stock since the date set forth below opposite each such stockholder’s

Securities and Exchange Commission
December 5, 2008

name, first by holding common stock of BioPort Corporation (“BioPort”), and then by holding common stock of Emergent BioSolutions Inc. following a corporate reorganization in June 2004, as described in more detail below, in which BioPort became a wholly owned subsidiary of Emergent BioSolutions Inc. The Company subsequently completed its initial public offering in November 2006.

Selling Stockholder	Date of Original Acquisition
BioPharm, L.L.C.	April 2001

Biovac, L.L.C.	January 2001

Intervac, L.L.C.	May 1998

Intervac Management, L.L.C.	September 1998
•	Acquisition of the Common Stock. Each of the selling stockholders acquired shares of the Company’s class A common stock in June 2004 in connection with a corporate reorganization in which Emergent BioSolutions Inc. issued shares of class A common stock to stockholders of BioPort in exchange for an equal number of shares of common stock of BioPort. As a result of this reorganization, BioPort became a wholly owned subsidiary of Emergent BioSolutions Inc. The selling stockholders originally acquired shares of common stock, as of the dates set forth above, in connection with the founding of BioPort and related early stage financing provided to BioPort in transactions exempt from the registration provisions of the Securities Act pursuant to the exemption set forth in Section 4(2) thereof relative to sales by an issuer not involving any public offering. The Company’s class A common stock was reclassified as common stock in October 2006 prior to the completion of the Company’s initial public offering in November 2006.

•	Relationship to the Issuer. The Company considers each of the selling stockholders to be an affiliate of the Company based on the percentage ownership of the Company’s common stock by the selling stockholders in the aggregate and the beneficial ownership by Fuad El-Hibri, the Company’s Chief Executive Officer and Chairman of the Board of Directors, of the shares held by each of the selling stockholders. However, each of the selling stockholders is acting on its own behalf, independent of the Company, in connection with the proposed registration of its shares of the Company’s common stock.

Securities and Exchange Commission
December 5, 2008

•	Amount of Shares Involved. The Registration Statement relates to the registration of an aggregate of 1,180,638 shares of the Company’s common stock on behalf of the selling stockholders. This represents (i) only 3.9% of the Company’s outstanding common stock as of November 28, 2008 and (ii) only 8.6% of the aggregate shares of common stock currently held by the selling stockholders. The percentage of the Company’s outstanding common stock represented by the shares being registered on behalf of each of the selling stockholders is set forth below.

		Shares Registered
		as a Percentage of
	Shares to be	Outstanding
Selling Stockholder	Registered	Common Stock
BioPharm, L.L.C.	316,648	1.1%

Biovac, L.L.C.	138,162	0.5%

Intervac, L.L.C.	663,685	2.2%

Intervac Management, L.L.C.	62,143	0.2%
•	Business of the Selling Stockholders. Each of the selling stockholders is a limited liability company, the sole business of which is investing in the Company’s common stock. None of the selling stockholders is, or has ever been, in the business of underwriting securities.

•	Conduit of the Issuer. The Company will not receive any of the proceeds, either directly or indirectly, from the sale of the shares of common stock by the selling stockholders. Furthermore, the totality of circumstances described above, in particular the length of the holding period of the common stock by the selling stockholders, the nature of the acquisition of such common stock and the relatively small amount of shares being registered for resale, do not create the appearance that the selling stockholders are acting as a conduit for the Company.
Notwithstanding the affiliate status of the selling stockholders and their aggregate percentage ownership of the Company’s common stock, each of the other factors set forth above clearly supports the Company’s view that none of the selling stockholders is an underwriter. Accordingly, the Company believes that the sale of shares of common stock by the selling stockholders is appropriately characterized as a secondary offering.
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Securities and Exchange Commission
December 5, 2008

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (212) 937-7206 or facsimile at (212) 230-8888. Thank you for your assistance.
Very truly yours,
/s/ Brian A. Johnson
Brian A. Johnson